CEMEX, S.A.B. de C.V.

Av. Ricardo Margáin Zozaya #325

Colonia Valle del Campestre

Garza García, Nuevo León

México 66265

                        July 24, 2012

VIA FEDERAL EXPRESS AND EDGAR

Mr. Rufus Decker

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E., Mail Stop 4631

Washington, D.C. 20549

Re:	CEMEX, S.A.B. de C.V. (File No. 001-14946)
Form 20-F for the Fiscal Year Ended December 31, 2011

Dear Mr. Decker:

We have received your letter of July 16, 2012, and thank you for your comments to our 2011 Annual Report on Form 20-F. We are in the process of diligently preparing our response, but respectfully request an extension of time. As discussed with you on July 24, 2012, we plan to file our response with the Commission on or before August 13, 2012. While we do not anticipate any difficulties in meeting that schedule, if for any reason we are unable to make that date, we would of course contact you in advance.

If you have any questions or require additional information, please contact Adam G. Waitman at (212) 735-2896 of our U.S. counsel, Skadden, Arps, Slate, Meagher & Flom LLP, or the undersigned at (212) 317-6005.

Very truly yours,

/s/ Guillermo Francisco Hernández Morales

Guillermo Francisco Hernández Morales
Attorney-in-Fact / General Counsel North America and Trading

cc:	Nudrat Salik

Securities and Exchange Commission

Division of Corporation Finance

Adam G. Waitman

Skadden, Arps, Slate, Meagher & Flom LLP